June 1, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (804)968-3580

Mr. Richard D. Fairbank
President and Chief Executive Officer
Capital One Financial Corporation
1680 Capital One Drive
McLean, VA 22102

Re:   Capital One Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2005
Amended Form 10-K for the Fiscal Years Ended December 31, 2005 and
2004
Amended Form 10-Q for the Fiscal Quarters Ended March 31, 2005,
 June 30, 2005, and September 30, 2005
File No. 001-13300


Dear Mr. Fairbank:

      We have reviewed your response letter dated May 3, 2006, and have the following additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended December 31, 2005

Note 1 - Significant Accounting Policies

Loan Securitizations, page 79

1. We note your response to comments 1 and 2 of our letter dated April 20, 2006. We do not believe that in order for a newly originated or acquired receivable to be classified as held for sale in accordance with SOP 01-6, management must have a commitment to sell such loan upon origination or acquisition. We believe that the guidance in paragraph 8(a) of SOP 01-6 indicates that newly originated or acquired receivables should be classified as held for investment (or not held for sale) only when management has the intent and ability at origination to hold the loans receivable for the foreseeable future or until maturity or payoff. We do not believe that there are specific criteria or bright line tests for determining when management has formed the intent to hold newly originated or acquired receivables. Like other intent-based determinations, we believe whether or not management has an intention to hold should be based on management`s expectations at the time.

Please tell us how management determined in 2003, 2004 and 2005 that it had the intent to hold all newly originated and acquired receivables (except for certain mortgage loans classified as held for sale as described in your response letter) for the foreseeable future.

2. As a related matter, please tell us the terms and characteristics of loans which have been historically securitized and a quantification of the time period you consider to be the "foreseeable future" when making the determination to classify loans as either held for investment or held for sale.

3. Provide us with an explanation that reconciles your considerations regarding your intent to hold all newly originated and acquired receivables for the foreseeable future with your history of securitizing a significant portion of loans originated and your disclosure on page 54 that you have used the securitization of consumer loans as a significant source of liquidity. Tell us how your intent is reflected in internally prepared budgets, forecasts, and liquidity plans.


Note 14 - Income Taxes, page 101

4. We note your response to comment 9 from our letter dated April
20,
2006. In addition to the proposed future filing revisions that you describe in your May 3, 2006 response letter, please also revise future filings to clarify that the deferred tax liability line item currently captioned as "deferred revenue" represents temporary differences associated with tax treatment of credit card income (which is not deferred for US GAAP purposes).


Note 22- Derivative Instruments and Hedging Activities, page 112

5. We note based on your response to comment 12 from our letter dated
April 20, 2006, that as of December 31, 2005, you used the short-cut method of effectiveness testing for cash flow and fair value hedges with notional amounts of $3.722 billion and $3.737 billion, respectively. In the interest of helping us to more fully understand how you account for your hedging activities, please tell us the specific asset or liability being hedged and corresponding principal amount hedged for each type of cash flow and fair value hedge where effectiveness was measured using the short-cut method as of December
31, 2005.

6. As a related matter, for each type of short-cut cash flow and fair value hedge involving a different category of hedged assets or liabilities (e.g. junior subordinated debentures, prime-based loans, brokered certificates of deposit), please tell us how you considered the criteria of paragraph 68 of SFAS 133 in determining it was appropriate to use the shortcut method to assess hedge effectiveness.
Please specifically address how you considered any unusual features associated with the hedged asset or liability (such as interest rate deferral options on junior subordinated debentures or commissions paid on brokered certificates of deposit) in determining that use of the shortcut method was appropriate. In the interest of clarity, please consider presenting your response in a tabular format.

*****

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Amanda Roberts, Staff Accountant, at
(202)551-
3417 or me at (202)551-3424 if you have questions.


      Sincerely,



      Lisa Haynes
      Reviewing Accountant


CC (via fax):  Steve Richter (804) 290-2997
Mr. Richard D. Fairbank
Capital One Financial Corporation
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